Exhibit 12

SOUTHWEST GAS CORPORATION COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES (Thousands of dollars)

	For the Twelve Months Ended
	Mar 31,	December 31,
	2004	2003	2002	2001	2000	1999
1. Fixed charges:
A) Interest expense	$78,930	$78,724	$79,586	$80,139	$70,659	$63,110
B) Amortization	2,825	2,752	2,278	1,886	1,564	1,366
C) Interest portion of rentals	6,447	6,665	8,846	9,346	8,572	8,217
D) Preferred securities distributions	2,646	4,015	5,475	5,475	5,475	5,475

Total fixed charges	$90,848	$92,156	$96,185	$96,846	$86,270	$78,168

2. Earnings (as defined):
E) Pretax income from
continuing operations	$79,965	$55,384	$65,382	$56,741	$51,939	$60,955
Fixed Charges (1. above)	90,848	92,156	96,185	96,846	86,270	78,168

Total earnings as defined	$170,813	$147,540	$161,567	$153,587	$138,209	$139,123

	1.88	1.60	1.68	1.59	1.60	1.78